QUEST PATENT RESEARCH CORPORATION

411 Theodore Fremd Ave., Suite 206S

Rye, New York 10580-1411

February 8, 2016

By EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Quest Patent Research Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed February 3, 2016
File No. 333-208536

Ladies and Gentlemen:

In response to the comments from the staff of the Commission set forth in the letter of comments dated February 5, 2016, we have amended the registration statement on Form S-1, filed by Quest Patent Research Corporation (the “Company”), as follows.

Management

Executive Compensation, page 34

1.	Please ensure that you have updated your disclosure, here and elsewhere in your prospectus as applicable, to reflect information for your recently completed fiscal year ending December 31, 2015. In this regard, refer to Regulation S-K Compliance and Disclosure Interpretations 117.05 located at our web-site, www.sec.gov.

The Company has amended the registration statement to include the executive compensation information for the year ended December 31, 2015.

Incorporation of Certain Information by Reference, page 41

2.	We note that you have incorporated certain information by reference, however, it does not appear that you are eligible to do so. Smaller reporting companies must meet each of our existing eligibility requirements and conditions to use forward incorporation by reference on Form S-1. For example, forward incorporation is not available for smaller reporting companies that are and during the last three years were issuers for offerings of penny stock. Please revise your registration statement accordingly.

The Company has amended the registration statement to delete the references to incorporation by reference.

Pursuant to Rule 461, the Company requests acceleration of effectiveness of the above referenced Registration Statement to 10:00 A.M. on Tuesday, February 9, 2016 or as soon thereafter as possible.

Division of Corporate Finance

February 8, 2016

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jon C. Scahill
Jon C. Scahill, Chief Executive Officer